UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. [___])*

DreamWorks Animation SKG, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

26153 10 3

(CUSIP Number)

January 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[ X ]		Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. Identification No. 04-3446887

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIACOM INC. I.R.S. Identification No. 20-3515052

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIACOM INTERNATIONAL INC. I.R.S. Identification No. 20-3696882

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 6 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DW LLC I.R.S. Identification No. 20-4215360

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DW ONE CORP. I.R.S. Identification No. 20-4189806

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 8 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DW TWO CORP. I.R.S. Identification No. 20-4189826

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 9 of 17 Pages

SCHEDULE 13G

CUSIP No. 26153 10 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DREAMWORKS LLC I.R.S. Identification No. 95-4525294

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 525,929 (See Item 4)

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 61,511,884 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,511,884 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.7% (See Item 4)

12		TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 17 Pages

Item 1.

(a)	Name of Issuer.
DreamWorks Animation SKG, Inc.
(b)	Address of Issuer's Principal Executive Offices.
1000 Flower Street
Glendale, CA 91201

Item 2.

(a)	Name of Person Filing.

This Statement is being filed jointly by Mr. Sumner M. Redstone, National Amusements, Inc. (“NAI”), NAIRI, Inc. (“NAIRI”), Viacom Inc. (“Viacom”), Viacom International Inc. (“VII”), DW LLC (“DW LLC”), DW One Corp. (“DW One”), DW Two Corp. (“DW Two”) and DreamWorks LLC (“DreamWorks”) (collectively, the “Reporting Persons”). Substantially all of the outstanding limited liability company interests of DreamWorks are owned by DW One and DW Two, which are each wholly owned subsidiaries of DW LLC. DW LLC is a wholly owned subsidiary of VII, which is a wholly owned subsidiary of Viacom. At January 31, 2006, approximately 71% of Viacom’s voting Class A Common Stock, par value $.001 per share, was owned by NAIRI, which is a wholly owned subsidiary of NAI. Mr. Redstone is the controlling shareholder of NAI.

(b)	Address of Principal Business Office or, if none, Residence.

DreamWorks principal business office is at 1000 Flower Street, Glendale, California 91201. The principal business offices of DW One, DW Two, DW LLC, VII, and Viacom are at 1515 Broadway, New York, New York 10036. The principal business offices of NAIRI and NAI are at 200 Elm Street, Dedham, Massachusetts 02026. Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026.

(c)	Citizenship.

The state of incorporation or organization of DreamWorks, DW One, DW Two, DW LLC, VII, Viacom and NAIRI is Delaware. The state of incorporation of NAI is Maryland. Mr. Redstone is a citizen of the United States.

(d)	Title of Class of Securities.

Class A Common Stock, par value $0.01 per share (“Class A Stock”)

(e)	CUSIP Number.

Page 11 of 17 Pages

26153 10 3

Item 3. Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

On January 31, 2006, Viacom, through two indirect wholly owned subsidiaries, completed its acquisition of substantially all of the outstanding membership interests in DreamWorks, the privately-held live action motion picture studio. As a result of this acquisition, Viacom became the indirect beneficial owner of 525,929 shares of Class A Stock of the Issuer (representing approximately 0.5% of the Issuer’s issued and outstanding common stock) owned by DreamWorks. As further described below, Viacom has agreed to certain restrictions on its ability to dispose of these 525,929 shares of Class A Stock and, as a result, Viacom and certain of its affiliates may be considered members of an existing group of stockholders of the Issuer (consisting of, among others, entities controlled by David Geffen, Jeffrey Katzenberg and Steven Spielberg) that, in the aggregate, holds 61,511,884 shares of the Issuer’s common stock (representing approximately 59.7% of the Issuer’s issued and outstanding common stock). As further described below, each existing member of this group of stockholders has previously filed a Schedule 13G with the Commission. By virtue of Viacom becoming a member of this group, Viacom and certain of its affiliates are required to file this Schedule 13G and Viacom and certain of its affiliates may be deemed to share the power to dispose of the 61,511,884 shares of common stock of the Issuer held by the members of the group. As set forth below, Viacom and each other person filing this Schedule 13G expressly disclaim any beneficial ownership of any such shares (other than the 525,929 shares of Class A Stock owned of record by DreamWorks).

On January 31, 2006, DW One and DW Two completed their acquisition of substantially all of the outstanding limited liability company interests in DreamWorks (the “Acquisition”) pursuant to that certain Purchase Agreement, dated as of December 9, 2005, among DreamWorks, Viacom, Paramount Pictures Corporation (“Paramount”) and the holders of limited liability company interests in DreamWorks identified therein. At the time of the Acquisition, DreamWorks owned 525,929 shares of Class A Stock. As a result of the Acquisition, the Reporting Persons (other than DreamWorks) acquired beneficial ownership of the 525,929 shares of Class A Stock held by DreamWorks. DreamWorks remains the owner of record of all such 525,929 shares of Class A Stock (representing 0.5% of the Class A Stock). Due to the relationship of the Reporting Persons described in Item 2 hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power to vote or direct the vote of these 525,929 shares of Class A Stock.

In connection with the separation of the Issuer from DreamWorks and the Issuer’s initial public offering in October 2004, certain members of DreamWorks formed DWA Escrow LLLP, a Delaware limited liability limited partnership (“DWA Escrow”). Pursuant to the Formation Agreement, dated as of October 27, 2004 (the “Formation Agreement”), such members of DreamWorks agreed to contribute a portion of the Issuer’s common stock they received in the separation of the Issuer from DreamWorks to DWA Escrow in exchange for partnership interests in DWA Escrow. DWA Escrow’s initial partners were M&J K Dream Limited Partnership (“M&J K Dream”), M&J K B Limited Partnership (“M&J K B”), DG-DW, L.P. (“DG-DW”), DW Investment II, Inc. (“DWI II”), DW Lips, L.P. (“DW Lips”), Lee

Page 12 of 17 Pages

Entertainment L.L.C. (“Lee”) and Vivendi Universal Entertainment LLLP (“VUE”). M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips and Lee are herein collectively referred to as the “Holdco Partners.”

On January 31, 2006, in connection with the closing of the Acquisition, (i) VUE withdrew as a limited partner of DWA Escrow and its limited partnership interest was liquidated and (ii) DW LLC, Paramount and Viacom entered into a Subscription Agreement and Amendment of Limited Liability Limited Partnership Agreement (the “Subscription Agreement”) with DWA Escrow, the Issuer, DreamWorks and each of the Holdco Partners pursuant to which DW LLC (i) purchased a limited partnership interest in DWA Escrow and (ii) became a party to the Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004 (the “DWA Escrow LLLP Agreement”). In addition, pursuant to the Subscription Agreement, DW LLC, Paramount and Viacom agreed to be bound by certain provisions contained in the Formation Agreement, which provisions place certain restrictions on the ability of DW LLC, Paramount, Viacom and each of the Holdco Partners to dispose of, and to purchase, shares of Class A Stock, Issuer class B common stock and Issuer class C common stock (collectively, “Common Stock”). As a result of these restrictive provisions, each Reporting Person, each Holdco Partner and DWA Escrow may be deemed to share dispositive power over all other shares of Common Stock owned directly or indirectly by each of them. The total number of shares of Common Stock held of record by (i) each of the Holdco Partners, (ii) DWA Escrow, and (iii) each of the Reporting Persons is 61,511,884, which consists of:

•	618,571 shares of Class A Restricted Stock and 577,040 shares of class B common stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;
•	577,040 shares of class B common stock held of record by DG-DW, an entity controlled by David Geffen;
•	7,726,076 shares of Class A Stock and one share of class C common stock held of record by DWI II;
•	49,688,334 shares of class B common stock held of record by DWA Escrow;
•	525,929 shares of Class A Stock held of record by DreamWorks L.L.C.;
•	577,040 shares of Class A Stock held of record by DW Lips; and
•	1,221,853 shares of Class A Stock held of record by Lee.

Due to the relationship of the Reporting Persons described in Item 2 hereof and the restrictive provisions of the Formation Agreement described in this Item 4, each of the Reporting Persons may be deemed to share with (i) each of the other Reporting Persons, (ii) each of the Holdco Partners and (iii) DWA Escrow power to dispose or direct the disposition of 61,511,884 shares of Common Stock (representing 59.7% of the Class A Stock). Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Common Stock owned by DWA Escrow and by each of the Holdco Partners, and the inclusion of such shares in this Statement shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The calculation of all foregoing percentages is based on the number of shares of Class A Stock disclosed as outstanding as of October 31, 2005 by the Issuer in its quarterly

Page 13 of 17 Pages

report on Form 10-Q for the quarterly period ended September 30, 2005, and filed with the Commission on November 14, 2005. For purposes of calculating the foregoing percentages, the aggregate of 50,842,414 shares of class B common stock have been deemed to be outstanding shares of Class A Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Issuer class B common stock are immediately convertible into shares of Class A Stock on a one-for-one basis. All information in this Statement regarding the number of shares of Common Stock beneficially owned by the Holdco Partners and by DWA Escrow is based on the Schedules 13G filed by each of the Holdco Partners and by DWA Escrow with the Commission on February 14, 2005 (collectively, the “Holdco Schedules 13G”).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Based on the Holdco Schedules 13G, the following stockholders are members of a group based on voting and disposition arrangements in the Formation Agreement and the DWA Escrow LLLP Agreement:

M&J K B Limited Partnership

M&J K Dream Limited Partnership

DG-DW, L.P.

DW Lips, L.P.

DW Investment II, Inc.

LEE Entertainment, L.L.C.

DWA Escrow LLLP

On January 31, 2006, as a result of the closing of the Acquisition and based on the restrictions on dispositions in the Subscription Agreement, each Reporting Person became a member of such group.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 14 of 17 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006

DREAMWORKS L.L.C.

By: /s/ Brian Edwards

Name: Brian Edwards
Title: Vice President

DW ONE CORP.

By: /s/ Michael D. Fricklas

Name: Michael D. Fricklas
Title: Executive Vice President

DW TWO CORP.

By: /s/ Michael D. Fricklas

Name: Michael D. Fricklas
Title: Executive Vice President

DW LLC

By: /s/ Michael D. Fricklas

Name: Michael D. Fricklas
Title: Executive Vice President

VIACOM INTERNATIONAL INC.

By: /s/ Michael D. Fricklas

Name: Michael D. Fricklas
Title: Executive Vice President

Page 16 of 17 Pages

VIACOM INC.

By: /s/ Michael D. Fricklas

Name: Michael D. Fricklas
Title: Executive Vice President, General Counsel and Secretary

NAIRI, INC.

By: /s/ Sumner M. Redstone

Name: Sumner M. Redstone
Title: Chairman and President

NATIONAL AMUSEMENTS, INC.

By: /s/ Sumner M. Redstone

Name: Sumner M. Redstone
Title: Chairman and Chief Executive Officer

/s/ Sumner M. Redstone

Name: Sumner M. Redstone
Individually

Page 17 of 17 Pages